FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 3, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 Appendix 1

Income statement reconciliations and Segmental analysis

Appendix 1 Income statement reconciliations and Segmental analysis

	Quarter ended 31 March 2013
	Managed	One-off items reallocation	DLG results to 12/3/13 (1)	Statutory
	£m	£m	£m	£m

Interest receivable	4,336	-	(57)	4,279
Interest payable	(1,614)	(2)	7	(1,609)

Net interest income	2,722	(2)	(50)	2,670

Fees and commissions receivable	1,317	-	(1)	1,316
Fees and commissions payable	(284)	-	74	(210)
Income from trading activities	1,015	99	1	1,115
Loss on redemption of own debt	-	(51)	-	(51)
Other operating income (2)	381	245	(14)	612
Insurance net premium income	699	-	(699)	-

Non-interest income	3,128	293	(639)	2,782

Total income	5,850	291	(689)	5,452

Staff costs	(1,893)	(67)	73	(1,887)
Premises and equipment	(580)	(10)	34	(556)
Other administrative expenses	(731)	(86)	54	(763)
Depreciation and amortisation	(339)	(58)	10	(387)

Operating expenses	(3,543)	(221)	171	(3,593)

Profit before insurance net claims and impairment losses	2,307	70	(518)	1,859
Insurance net claims	(445)	-	445	-

Operating profit before impairment losses	1,862	70	(73)	1,859
Impairment losses	(1,033)	-	-	(1,033)

Operating profit	829	70	(73)	826

For the notes to this table refer to the following page.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

	Quarter ended 31 March 2013
	Managed	One-off items reallocation	DLG results to 12/3/13 (1)	Statutory
	£m	£m	£m	£m

Operating profit	829	70	(73)	826
Own credit adjustments (3)	249	(249)	-	-
Interest Rate Hedging Products redress and related costs	(50)	50	-	-
Integration and restructuring costs (4)	(131)	131	-	-
Loss on redemption of own debt	(51)	51	-	-
Amortisation of purchased intangible assets	(41)	41	-	-
Strategic disposals	66	(66)	-	-
RFS Holdings minority interest	100	(100)	-	-

Profit including the results of Direct Line Group discontinued operations	971	(72)	(73)	826
Direct Line Group discontinued operations	(145)	72	73	-

Profit before tax	826	-	-	826
Tax charge	(350)	-	-	(350)

Profit from continuing operations	476	-	-	476

Profit from discontinued operations, net of tax
- Direct Line Group	127	-	-	127
- Other	2	-	-	2

Profit from discontinued operations, net of tax	129	-	-	129

Profit for the period	605	-	-	605
Non-controlling interests	(131)	-	-	(131)
Preference share and other dividends	(81)	-	-	(81)

Profit attributable to ordinary and B shareholders	393	-	-	393

Notes:

(1)	The statutory results of Direct Line Group, which is classified as a discontinued operation.
(2)	Includes the Group's share of profit of Direct Line Group as an associated undertaking of £7 million from 13 March 2013.
(3)	Reallocation of £99 million gain to income from trading activities and £150 million gain to other operating income.
(4)	Includes £9 million in Direct Line Group.

Appendix 1 Income statement reconciliations and Segmental analysis

	Quarter ended
	31 December 2012				31 March 2012
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	4,517	-	(78)	4,439	5,017	-	(83)	4,934
Interest payable	(1,675)	(3)	12	(1,666)	(2,010)	(8)	(1)	(2,019)

Net interest income	2,842	(3)	(66)	2,773	3,007	(8)	(84)	2,915

Fees and commissions receivable	1,375	-	(1)	1,374	1,487	-	(2)	1,485
Fees and commissions payable	(324)	(1)	80	(245)	(290)	-	111	(179)
Income from trading activities	567	(97)	4	474	1,264	(1,052)	-	212
Gain on redemption of own debt	-	-	-	-	-	577	-	577
Other operating income	381	(138)	(16)	227	725	(1,472)	(53)	(800)
Insurance net premium income	919	-	(919)	-	938	-	(938)	-

Non-interest income	2,918	(236)	(852)	1,830	4,124	(1,947)	(882)	1,295

Total income	5,760	(239)	(918)	4,603	7,131	(1,955)	(966)	4,210

Staff costs	(1,467)	(312)	123	(1,656)	(2,249)	(349)	90	(2,508)
Premises and equipment	(573)	(73)	54	(592)	(550)	(13)	1	(562)
Other administrative expenses	(723)	(1,834)	51	(2,506)	(819)	(197)	133	(883)
Depreciation and amortisation	(384)	(138)	24	(498)	(394)	(74)	11	(457)
Write down of goodwill and other intangible assets	-	(124)	-	(124)	-	-	-	-

Operating expenses	(3,147)	(2,481)	252	(5,376)	(4,012)	(633)	235	(4,410)

Profit/(loss) before insurance net claims and impairment losses	2,613	(2,720)	(666)	(773)	3,119	(2,588)	(731)	(200)
Insurance net claims	(606)	-	606	-	(649)	-	649	-

Operating profit/(loss) before impairment losses	2,007	(2,720)	(60)	(773)	2,470	(2,588)	(82)	(200)
Impairment losses	(1,454)	-	-	(1,454)	(1,314)	-	-	(1,314)

Operating profit/(loss)	553	(2,720)	(60)	(2,227)	1,156	(2,588)	(82)	(1,514)

For the notes to this table refer to page 5.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

	Quarter ended
	31 December 2012				31 March 2012
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	553	(2,720)	(60)	(2,227)	1,156	(2,588)	(82)	(1,514)
Own credit adjustments (2)	(220)	220	-	-	(2,456)	2,456	-	-
Payment Protection Insurance costs	(450)	450	-	-	(125)	125	-	-
Interest Rate Hedging Products redress and related costs	(700)	700	-	-	-	-	-	-
Regulatory fines	(381)	381	-	-	-	-	-	-
Integration and restructuring costs	(620)	620	-	-	(460)	460	-	-
Gain on redemption of own debt	-	-	-	-	577	(577)	-	-
Write-down of goodwill and other intangible assets	(518)	518	-	-	-	-	-	-
Asset Protection Scheme (3)	-	-	-	-	(43)	43	-	-
Amortisation of purchased intangible assets	(32)	32	-	-	(48)	48	-	-
Strategic disposals	(16)	16	-	-	(8)	8	-	-
Bank levy	(175)	175	-	-	-	-	-	-
RFS Holdings minority interest	(2)	2	-	-	(25)	25	-	-

Loss including the results of Direct Line Group discontinued operations	(2,561)	394	(60)	(2,227)	(1,432)	-	(82)	(1,514)
Direct Line Group discontinued operations	334	(394)	60	-	(82)	-	82	-

Loss before tax	(2,227)	-	-	(2,227)	(1,514)	-	-	(1,514)
Tax charge	(39)	-	-	(39)	(138)	-	-	(138)

Loss from continuing operations	(2,266)	-	-	(2,266)	(1,652)	-	-	(1,652)

For the notes to this table refer to page 5.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

	Quarter ended
	31 December 2012				31 March 2012
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(351)	-	-	(351)	88	-	-	88
- Other	6	-	-	6	5	-	-	5

(Loss)/profit from discontinued operations, net of tax	(345)	-	-	(345)	93	-	-	93

Loss for the period	(2,611)	-	-	(2,611)	(1,559)	-	-	(1,559)
Non-controlling interests	108	-	-	108	14	-	-	14
Preference share and other dividends	(115)	-	-	(115)	-	-	-	-

Loss attributable to ordinary and B shareholders	(2,618)	-	-	(2,618)	(1,545)	-	-	(1,545)

Notes:

(1)	The statutory results of Direct Line Group, which is classified as a discontinued operation.
(2)	Reallocation (Q4 2012 - £98 million loss; Q1 2012 - £1,009 million loss) to income from trading activities and (Q4 2012 - £122 million loss; Q1 2012 - £1,447 million loss) to other operating income.
(3)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 22 to 64 of the main announcement reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2013	£m	£m	£m	£m	£m	£m	£m

UK Retail	965	226	1,191	(634)	-	(80)	477
UK Corporate	706	378	1,084	(541)	-	(185)	358
Wealth	169	104	273	(212)	-	(5)	56
International Banking	197	285	482	(333)	-	(55)	94
Ulster Bank	154	54	208	(132)	-	(240)	(164)
US Retail & Commercial	471	292	763	(555)	-	(19)	189
Markets	30	1,010	1,040	(746)	-	(16)	278
Direct Line Group (1)	49	647	696	(162)	(445)	-	89
Central items	18	2	20	(63)	-	-	(43)

Core	2,759	2,998	5,757	(3,378)	(445)	(600)	1,334
Non-Core (2)	(37)	130	93	(165)	-	(433)	(505)

Managed basis	2,722	3,128	5,850	(3,543)	(445)	(1,033)	829
Reconciling items
Own credit adjustments (3)	-	249	249	-	-	-	249
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	-	(50)
Integration and restructuring costs	-	-	-	(131)	-	-	(131)
Loss on redemption of own debt	-	(51)	(51)	-	-	-	(51)
Amortisation of purchased intangible assets	-	-	-	(41)	-	-	(41)
Strategic disposals	-	66	66	-	-	-	66
RFS Holdings minority interest	(2)	101	99	1	-	-	100

Statutory basis including the results of Direct Line Group discontinued operations	2,720	3,493	6,213	(3,764)	(445)	(1,033)	971
Direct Line Group discontinued operations (4)	(50)	(711)	(761)	171	445	-	(145)

Statutory basis	2,670	2,782	5,452	(3,593)	-	(1,033)	826

Notes:

(1)
Total income includes £27 million of investment income, £25 million in net interest income and £2 million in non-interest income. Reallocation of £24 million between non-interest income and net interest income in respect of instalment income.

(2)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(3)	Comprises £99 million gain included in 'Income from trading activities' and £150 million gain included in 'Other operating income' on a statutory basis.
(4)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items, and related one-off and other items including integration and restructuring costs.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,011	219	1,230	(624)	-	(93)	513
UK Corporate	717	456	1,173	(515)	-	(234)	424
Wealth	178	107	285	(193)	-	(16)	76
International Banking	201	283	484	(292)	-	(37)	155
Ulster Bank	161	51	212	(137)	-	(318)	(243)
US Retail & Commercial	465	275	740	(517)	-	(23)	200
Markets (1)	49	592	641	(480)	-	(22)	139
Direct Line Group (2)	67	851	918	(199)	(606)	-	113
Central items	(60)	169	109	17	-	(8)	118

Core	2,789	3,003	5,792	(2,940)	(606)	(751)	1,495
Non-Core (3)	53	(85)	(32)	(207)	-	(703)	(942)

Managed basis	2,842	2,918	5,760	(3,147)	(606)	(1,454)	553
Reconciling items
Own credit adjustments (4)	-	(220)	(220)	-	-	-	(220)
Payment Protection Insurance costs	-	-	-	(450)	-	-	(450)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	-	(700)
Regulatory fines	-	-	-	(381)	-	-	(381)
Integration and restructuring costs	-	-	-	(620)	-	-	(620)
Write-down of goodwill and other intangible assets	-	-	-	(518)	-	-	(518)
Amortisation of purchased intangible assets	-	-	-	(32)	-	-	(32)
Strategic disposals	-	(16)	(16)	-	-	-	(16)
Bank levy	-	-	-	(175)	-	-	(175)
RFS Holdings minority interest	(3)	-	(3)	1	-	-	(2)

Statutory basis including the results of Direct Line Group discontinued operations	2,839	2,682	5,521	(6,022)	(606)	(1,454)	(2,561)
Direct Line Group discontinued operations (5)	(66)	(852)	(918)	646	606	-	334

Statutory basis	2,773	1,830	4,603	(5,376)	-	(1,454)	(2,227)

Notes:

(1)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Total income includes £32 million of investment income, £35 million in net interest income and £(3) million in non-interest income. Reallocation of £32 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £6 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million, offset by £6 million to record interest on financial assets and liabilities designated as at fair value through profit or loss.

(4)	Comprises £98 million loss included in 'Income from trading activities' and £122 million loss included in 'Other operating income' on a statutory basis.
(5)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

Appendix 1 Income statement reconciliations and Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	266	1,267	(635)	-	(155)	477
UK Corporate	756	445	1,201	(533)	-	(176)	492
Wealth	179	111	290	(237)	-	(10)	43
International Banking (1)	251	291	542	(410)	-	(35)	97
Ulster Bank	165	49	214	(130)	-	(394)	(310)
US Retail & Commercial	491	265	756	(635)	-	(19)	102
Markets (2)	16	1,718	1,734	(908)	-	(2)	824
Direct Line Group (3)	84	882	966	(233)	(649)	-	84
Central items	-	(108)	(108)	(28)	-	(34)	(170)

Core	2,943	3,919	6,862	(3,749)	(649)	(825)	1,639
Non-Core (4)	64	205	269	(263)	-	(489)	(483)

Managed basis	3,007	4,124	7,131	(4,012)	(649)	(1,314)	1,156
Reconciling items
Own credit adjustments (5)	-	(2,456)	(2,456)	-	-	-	(2,456)
Payment Protection Insurance costs	-	-	-	(125)	-	-	(125)
Integration and restructuring costs	-	-	-	(460)	-	-	(460)
Gain on redemption of own debt	-	577	577	-	-	-	577
Asset Protection Scheme (6)	-	(43)	(43)	-	-	-	(43)
Amortisation of purchased intangible assets	-	-	-	(48)	-	-	(48)
Strategic disposals	-	(8)	(8)	-	-	-	(8)
RFS Holdings minority interest	(8)	(17)	(25)	-	-	-	(25)

Statutory basis including the results of Direct Line Group discontinued operations	2,999	2,177	5,176	(4,645)	(649)	(1,314)	(1,432)
Direct Line Group discontinued operations (7)	(84)	(882)	(966)	235	649	-	(82)

Statutory basis	2,915	1,295	4,210	(4,410)	-	(1,314)	(1,514)

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £8 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £90 million of investment income, £53 million in net interest income and £37 million in non-interest income. Reallocation of £31 million between non-interest income and net interest income in respect of instalment income.

(4)	Reallocation of £51 million between net interest income and non-interest income in respect of funding costs of rental assets.
(5)	Comprises £1,009 million loss included in 'Income from trading activities' and £1,447 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.
(7)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including integration and restructuring costs and strategic disposals.

Appendix 2

Analysis of balance sheet
pre and post disposal groups

Appendix 2 Analysis of balance sheet pre and post disposal groups

In accordance with IFRS 5 assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures.

	31 March 2013			31 December 2012
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	86,718	16	86,734	79,290	18	79,308
Net loans and advances to banks	34,025	105	34,130	29,168	2,112	31,280
Reverse repurchase agreements and stock borrowing	43,678	-	43,678	34,783	-	34,783
Loans and advances to banks	77,703	105	77,808	63,951	2,112	66,063
Net loans and advances to customers	432,360	1,058	433,418	430,088	1,863	431,951
Reverse repurchase agreements and stock borrowing	59,427	-	59,427	70,047	-	70,047
Loans and advances to customers	491,787	1,058	492,845	500,135	1,863	501,998
Debt securities	153,248	33	153,281	157,438	7,186	164,624
Equity shares	11,861	6	11,867	15,232	5	15,237
Settlement balances	15,805	-	15,805	5,741	-	5,741
Derivatives	432,435	2	432,437	441,903	15	441,918
Intangible assets	13,928	-	13,928	13,545	750	14,295
Property, plant and equipment	9,482	121	9,603	9,784	223	10,007
Deferred tax	3,280	-	3,280	3,443	-	3,443
Other financial assets	-	-	-	-	924	924
Prepayments, accrued income and other assets	10,200	221	10,421	7,820	742	8,562
Assets of disposal groups (3)	1,726	(1,562)	164	14,013	(13,838)	175

Total assets	1,308,173	-	1,308,173	1,312,295	-	1,312,295

For the notes to this table refer to page 3.

Appendix 2 Analysis of balance sheet pre and post disposal groups (continued)

	31 March 2013			31 December 2012
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m

Liabilities
Bank deposits	54,536	-	54,536	57,073	1	57,074
Repurchase agreements and stock lending	39,575	-	39,575	44,332	-	44,332
Deposits by banks	94,111	-	94,111	101,405	1	101,406
Customer deposits	437,437	800	438,237	433,239	753	433,992
Repurchase agreements and stock lending	88,658	-	88,658	88,040	-	88,040
Customer accounts	526,095	800	526,895	521,279	753	522,032
Debt securities in issue	92,740	-	92,740	94,592	-	94,592
Settlement balances	14,640	-	14,640	5,878	-	5,878
Short positions	30,610	-	30,610	27,591	-	27,591
Derivatives	429,881	2	429,883	434,333	7	434,340
Accruals, deferred income and other liabilities	15,630	158	15,788	14,801	2,679	17,480
Retirement benefit liabilities	3,533	-	3,533	3,884	-	3,884
Deferred tax	1,019	-	1,019	1,141	-	1,141
Insurance liabilities	-	-	-	-	6,193	6,193
Subordinated liabilities	27,788	-	27,788	26,773	529	27,302
Liabilities of disposal groups (3)	961	(960)	1	10,170	(10,162)	8

Total liabilities	1,237,008	-	1,237,008	1,241,847	-	1,241,847

For the notes to this table refer to page 3.

Appendix 2 Analysis of balance sheet pre and post disposal groups (continued)

	31 March 2013			31 December 2012
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m

Selected financial data
Gross loans and advances to customers	453,735	1,070	454,805	451,224	1,875	453,099
Customer loan impairment provisions	(21,375)	(12)	(21,387)	(21,136)	(12)	(21,148)
Net loans and advances to customers	432,360	1,058	433,418	430,088	1,863	431,951

Gross loans and advances to banks	34,144	105	34,249	29,282	2,112	31,394
Bank loan impairment provisions	(119)	-	(119)	(114)	-	(114)
Net loans and advances to banks	34,025	105	34,130	29,168	2,112	31,280

Total loan impairment provisions	(21,494)	(12)	(21,506)	(21,250)	(12)	(21,262)

Customer REIL	40,890	13	40,903	40,993	13	41,006
Bank REIL	139	-	139	134	-	134
Total REIL	41,029	13	41,042	41,127	13	41,140

Gross unrealised gains on debt securities	3,640	-	3,640	3,946	230	4,176
Gross unrealised losses on debt securities	(1,523)	-	(1,523)	(1,832)	(15)	(1,847)

Notes:

(1)	Disposal groups at 31 March 2013 primarily comprise a number of RBS NV businesses.
(2)
Disposal groups at 31 December 2012 primarily comprised Direct Line Group (DLG). To comply with EC state aid requirements, the Group agreed to cede control of DLG by the end of 2013 and divest completely by the end of 2014. Following the successful initial public offering in Q4 2012, in which the Group sold 34.7% of its shareholding, DLG was classified as a disposal group and discontinued operation on 31 December 2012. On 13 March 2013, the Group sold a further 16.8% of the share capital of DLG and now holds 48.5% of the issued ordinary share capital in DLG. Consequently, the minority share of DLG still held by the Group is recognised as an associated undertaking and no longer as either a disposal group or discontinued operation at 31 March 2013. The Group recognised a gain on disposal of £72 million in Q1 2013. This gain is recorded in other income within discontinued operations. On initial classification as held-for-sale, disposal groups are required to be measured at the lower of carrying amount and fair value less costs to sell. Accordingly, at 31 December 2012, DLG's carrying amount exceeded its fair value less costs to sell (based on the quoted price for DLG shares on 31 December 2012) by £394 million and goodwill attributable to DLG was written down by this amount. The write down was recorded in other expenses within discontinued operations in Q4 2012.

(3)	Residual assets and liabilities of disposal groups relate to businesses acquired as part of the ABN AMRO acquisition in 2007 with a view to disposal rather than use.

Appendix 3

Risk management supplement

Appendix 3 Risk management supplement

Appendix 3 Risk management supplement (continued)

Credit risk

Loans and related credit metrics: Loans, REIL, provisions and impairments
Sector and geographical regional analyses - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group, Core and Non-Core.

					Credit metrics
	31 March 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	10,272	-	-	-	-	-	-	-
	Finance	42,726	651	354	1.5	54	0.8	30	-
Personal	- mortgages	151,281	6,871	1,973	4.5	29	1.3	176	76
	- unsecured	30,884	2,876	2,370	9.3	82	7.7	138	198
	Property	70,537	20,598	9,936	29.2	48	14.1	384	464
	Construction	8,368	1,437	711	17.2	49	8.5	95	37
	Manufacturing	24,115	749	374	3.1	50	1.6	30	13
	Finance leases (2)	13,990	320	219	2.3	68	1.6	(2)	68
	Retail, wholesale and repairs	22,225	1,147	642	5.2	56	2.9	28	40
	Transport and storage	18,671	934	230	5.0	25	1.2	24	145
	Health, education and leisure	17,045	1,232	567	7.2	46	3.3	41	13
	Hotels and restaurants	8,562	1,667	740	19.5	44	8.6	30	29
	Utilities	6,464	253	98	3.9	39	1.5	42	-
	Other	29,665	2,168	1,216	7.3	56	4.1	71	73
	Latent	-	-	1,957	-	-	-	(51)	-

		454,805	40,903	21,387	9.0	52	4.7	1,036	1,156

	of which:
	UK
	- residential mortgages	110,212	2,374	458	2.2	19	0.4	16	5
	- personal lending	18,770	2,414	2,103	12.9	87	11.2	94	145
	- property	51,745	9,519	3,932	18.4	41	7.6	178	442
	- construction	6,532	1,070	511	16.4	48	7.8	61	37
	- other	123,766	3,648	2,521	2.9	69	2.0	82	135
	Europe
	- residential mortgages	18,362	3,372	1,300	18.4	39	7.1	116	3
	- personal lending	1,614	232	213	14.4	92	13.2	9	11
	- property	14,584	10,741	5,851	73.6	54	40.1	213	18
	- construction	1,411	320	170	22.7	53	12.0	11	-
	- other	26,621	4,742	3,046	17.8	64	11.4	166	235
	US
	- residential mortgages	22,387	1,098	207	4.9	19	0.9	44	68
	- personal lending	9,358	230	54	2.5	23	0.6	35	41
	- property	3,832	153	30	4.0	20	0.8	(7)	4
	- construction	385	41	25	10.6	61	6.5	23	-
	- other	30,415	433	660	1.4	152	2.2	2	10
	RoW
	- residential mortgages	320	27	8	8.4	30	2.5	-	-
	- personal lending	1,142	-	-	-	-	-	-	1
	- property	376	185	123	49.2	66	32.7	-	-
	- construction	40	6	5	15.0	83	12.5	-	-
	- other	12,933	298	170	2.3	57	1.3	(7)	1

		454,805	40,903	21,387	9.0	52	4.7	1,036	1,156

	Banks	34,249	139	119	0.4	86	0.3	-	-

For the notes to this table refer to page 7

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Group (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	64	175
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	163	91
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	168	199
	Property	72,219	21,223	9,859	29.4	46	13.7	624	237
	Construction	8,049	1,483	640	18.4	43	8.0	-	30
	Manufacturing	23,787	755	357	3.2	47	1.5	54	67
	Finance leases (2)	13,609	442	294	3.2	67	2.2	-	116
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	70	100
	Transport and storage	18,341	834	336	4.5	40	1.8	89	65
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	21	32
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	33	54
	Utilities	6,631	118	21	1.8	18	0.3	-	-
	Other	30,057	2,177	1,240	7.2	57	4.1	37	251
	Latent	-	-	1,960	-	-	-	80	-

		453,099	41,006	21,148	9.1	52	4.7	1,403	1,417

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	31	10
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	89	121
	- property	53,730	10,521	3,944	19.6	37	7.3	356	120
	- construction	6,507	1,165	483	17.9	41	7.4	(17)	19
	- other	122,029	3,729	2,611	3.1	70	2.1	291	453
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	103	42
	- personal lending	1,905	226	208	11.9	92	10.9	9	-
	- property	14,634	10,347	5,766	70.7	56	39.4	273	61
	- construction	1,132	289	146	25.5	51	12.9	18	10
	- other	27,424	4,451	2,996	16.2	67	10.9	186	208
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	27	39
	- personal lending	8,748	199	48	2.3	24	0.5	67	76
	- property	3,343	170	29	5.1	17	0.9	(3)	28
	- construction	388	8	1	2.1	13	0.3	(1)	1
	- other	29,354	352	630	1.2	179	2.1	(15)	26
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	-
	- personal lending	1,061	1	1	0.1	100	0.1	3	2
	- property	512	185	120	36.1	65	23.4	(2)	28
	- construction	22	21	10	95.5	48	45.5	-	-
	- other	12,187	316	179	2.6	57	1.5	(14)	173

		453,099	41,006	21,148	9.1	52	4.7	1,403	1,417

	Banks	31,394	134	114	0.4	85	0.4	(1)	4

For notes to this table refer to page 7.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core

					Credit metrics
	31 March 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	8,855	-	-	-	-	-	-	-
	Finance	40,827	205	165	0.5	80	0.4	17	-
Personal	- mortgages	148,436	6,549	1,839	4.4	28	1.2	152	40
	- unsecured	29,910	2,670	2,262	8.9	85	7.6	124	182
	Property	43,457	4,545	1,650	10.5	36	3.8	89	142
	Construction	6,322	760	406	12.0	53	6.4	72	16
	Manufacturing	22,726	498	225	2.2	45	1.0	22	11
	Finance leases (2)	9,542	131	89	1.4	68	0.9	(1)	7
	Retail, wholesale and repairs	21,280	777	433	3.7	56	2.0	27	37
	Transport and storage	14,800	545	87	3.7	16	0.6	7	38
	Health, education and leisure	16,187	779	334	4.8	43	2.1	42	10
	Hotels and restaurants	7,623	1,113	480	14.6	43	6.3	22	22
	Utilities	5,040	143	47	2.8	33	0.9	42	-
	Other	26,877	1,433	840	5.3	59	3.1	48	24
	Latent	-	-	1,291	-	-	-	(64)	-

		401,882	20,148	10,148	5.0	50	2.5	599	529

	of which:
	UK
	- residential mortgages	110,212	2,374	458	2.2	19	0.4	16	5
	- personal lending	18,724	2,385	2,081	12.7	87	11.1	91	144
	- property	34,980	2,659	814	7.6	31	2.3	60	140
	- construction	5,153	652	333	12.7	51	6.5	45	17
	- other	111,929	2,634	1,673	2.4	64	1.5	76	101
	Europe
	- residential mortgages	17,976	3,339	1,272	18.6	38	7.1	116	3
	- personal lending	1,246	146	141	11.7	97	11.3	7	9
	- property	4,850	1,655	742	34.1	45	15.3	37	-
	- construction	747	63	43	8.4	68	5.8	3	-
	- other	21,882	2,596	1,823	11.9	70	8.3	89	41
	US
	- residential mortgages	19,928	809	101	4.1	12	0.5	20	32
	- personal lending	8,804	139	40	1.6	29	0.5	26	29
	- property	3,406	92	12	2.7	13	0.4	(8)	2
	- construction	382	39	25	10.2	64	6.5	24	-
	- other	29,298	336	446	1.1	133	1.5	(3)	6
	RoW
	- residential mortgages	320	27	8	8.4	30	2.5	-	-
	- personal lending	1,136	-	-	0.0	-	-	-	-
	- property	221	139	82	62.9	59	37.1	-	-
	- construction	40	6	5	15.0	83	12.5	-	(1)
	- other	10,648	58	49	0.5	84	0.5	-	1

		401,882	20,148	10,148	5.0	50	2.5	599	529

	Banks	33,855	138	118	0.4	86	0.3	-	-

For the notes to this table refer to page 7.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	36	153
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	149	43
	- unsecured	31,247	2,717	2,306	8.7	85	7.4	137	174
	Property	43,602	4,672	1,674	10.7	36	3.8	226	44
	Construction	6,020	757	350	12.6	46	5.8	21	18
	Manufacturing	22,234	496	225	2.2	45	1.0	50	35
	Finance leases (2)	9,201	159	107	1.7	67	1.2	8	8
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	51	68
	Transport and storage	14,590	440	112	3.0	25	0.8	45	13
	Health, education and leisure	15,770	761	299	4.8	39	1.9	20	14
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	40	32
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	(4)	82
	Latent	-	-	1,325	-	-	-	(49)	-

		396,756	19,633	9,949	4.9	51	2.5	730	684

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	31	10
	- personal lending	20,443	2,454	2,133	12.0	87	10.4	89	121
	- property	35,532	2,777	896	7.8	32	2.5	72	34
	- construction	5,101	671	301	13.2	45	5.9	23	9
	- other	108,713	2,662	1,737	2.4	65	1.6	208	149
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	104	17
	- personal lending	1,540	143	138	9.3	97	9.0	6	(1)
	- property	4,896	1,652	685	33.7	41	14.0	157	5
	- construction	513	60	39	11.7	65	7.6	(2)	9
	- other	22,218	2,280	1,711	10.3	75	7.7	16	86
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	12	16
	- personal lending	8,209	119	34	1.4	29	0.4	42	53
	- property	2,847	112	13	3.9	12	0.5	(3)	5
	- construction	384	5	-	1.3	-	-	-	-
	- other	28,267	252	432	0.9	171	1.5	(19)	20
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	-
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	-	-
	- other	9,919	64	48	0.6	75	0.5	(8)	150

		396,756	19,633	9,949	4.9	51	2.5	730	684

	Banks	30,917	133	113	0.4	85	0.4	(1)	4

For the notes to this table refer to page 7.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core

					Credit metrics
	31 March 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	1,417	-	-	-	-	-	-	-
	Finance	1,899	446	189	23.5	42	10.0	13	-
Personal	- mortgages	2,845	322	134	11.3	42	4.7	24	36
	- unsecured	974	206	108	21.1	52	11.1	14	16
	Property	27,080	16,053	8,286	59.3	52	30.6	295	322
	Construction	2,046	677	305	33.1	45	14.9	23	21
	Manufacturing	1,389	251	149	18.1	59	10.7	8	2
	Finance leases (2)	4,448	189	130	4.2	69	2.9	(1)	61
	Retail, wholesale and repairs	945	370	209	39.2	56	22.1	1	3
	Transport and storage	3,871	389	143	10.0	37	3.7	17	107
	Health, education and leisure	858	453	233	52.8	51	27.2	(1)	3
	Hotels and restaurants	939	554	260	59.0	47	27.7	8	7
	Utilities	1,424	110	51	7.7	46	3.6	-	-
	Other	2,788	735	376	26.4	51	13.5	23	49
	Latent	-	-	666	-	-	-	13	-

		52,923	20,755	11,239	39.2	54	21.2	437	627

	of which:
	UK
	- personal lending	46	29	22	63.0	76	47.8	3	1
	- property	16,765	6,860	3,118	40.9	45	18.6	118	302
	- construction	1,379	418	178	30.3	43	12.9	16	20
	- other	11,837	1,014	848	8.6	84	7.2	6	34
	Europe
	- residential mortgages	386	33	28	8.5	85	7.3	-	-
	- personal lending	368	86	72	23.4	84	19.6	2	2
	- property	9,734	9,086	5,109	93.3	56	52.5	176	18
	- construction	664	257	127	38.7	49	19.1	8	-
	- other	4,739	2,146	1,223	45.3	57	25.8	77	194
	US
	- residential mortgages	2,459	289	106	11.8	37	4.3	24	36
	- personal lending	554	91	14	16.4	15	2.5	9	12
	- property	426	61	18	14.3	30	4.2	1	2
	- construction	3	2	-	66.7	-	-	(1)	-
	- other	1,117	97	214	8.7	221	19.2	5	4
	RoW
	- personal lending	6	-	-	-	-	-	-	1
	- property	155	46	41	29.7	89	26.5	-	-
	- construction	-	-	-	-	-	-	-	1
	- other	2,285	240	121	10.5	50	5.3	(7)	-

		52,923	20,755	11,239	39.2	54	21.2	437	627

	Banks	394	1	1	0.3	100	0.3	-	-

For the notes to this table refer to page 7.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	28	22
Personal	- mortgages	2,855	320	133	11.2	42	4.7	14	48
	- unsecured	965	186	103	19.3	55	10.7	31	25
	Property	28,617	16,551	8,185	57.8	49	28.6	398	193
	Construction	2,029	726	290	35.8	40	14.3	(21)	12
	Manufacturing	1,553	259	132	16.7	51	8.5	4	32
	Finance leases (2)	4,408	283	187	6.4	66	4.2	(8)	108
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	19	32
	Transport and storage	3,751	394	224	10.5	57	6.0	44	52
	Health, education and leisure	935	429	222	45.9	52	23.7	1	18
	Hotels and restaurants	986	555	253	56.3	46	25.7	(7)	22
	Utilities	1,500	108	16	7.2	15	1.1	-	-
	Other	3,742	803	446	21.5	56	11.9	41	169
	Latent	-	-	635	-	-	-	129	-

		56,343	21,373	11,199	37.9	52	19.9	673	733

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	-	-
	- property	18,198	7,744	3,048	42.6	39	16.7	284	86
	- construction	1,406	494	182	35.1	37	12.9	(40)	10
	- other	13,316	1,067	874	8.0	82	6.6	83	304
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	(1)	25
	- personal lending	365	83	70	22.7	84	19.2	3	1
	- property	9,738	8,695	5,081	89.3	58	52.2	116	56
	- construction	619	229	107	37.0	47	17.3	20	1
	- other	5,206	2,171	1,285	41.7	59	24.7	170	122
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	15	23
	- personal lending	539	80	14	14.8	18	2.6	25	23
	- property	496	58	16	11.7	28	3.2	-	23
	- construction	4	3	1	75.0	33	25.0	(1)	1
	- other	1,087	100	198	9.2	198	18.2	4	6
	RoW
	- personal lending	6	-	-	-	-	-	3	1
	- property	185	54	40	29.2	74	21.6	(2)	28
	- other	2,268	252	131	11.1	52	5.8	(6)	23

		56,343	21,373	11,199	37.9	52	19.9	673	733

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:

(1)	Includes central and local government.
(2)	Includes instalment credit.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Other	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	4,569	5,452	248	422	7,533	1,146	396	-	19,766	21,374	41,140
Currency translation	-	5	3	24	254	76	14	-	376	528	904
Additions	267	935	50	179	518	139	8	1	2,097	939	3,036
Transfers (1)	(44)	26	-	107	-	-	-	-	89	31	120
Transfers to performing book	-	(40)	(1)	-	-	-	-	-	(41)	(33)	(74)
Repayments	(222)	(821)	(40)	(28)	(326)	(29)	(6)	-	(1,472)	(1,456)	(2,928)
Amounts written-off	(142)	(228)	(1)	(62)	(27)	(69)	-	-	(529)	(627)	(1,156)

At 31 March 2013	4,428	5,329	259	642	7,952	1,263	412	1	20,286	20,756	41,042

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,622	6,907	11,399	418	28	21,374
Currency translation	3	162	336	27	-	528
Additions	416	115	362	45	1	939
Transfers (1)	31	-	-	-	-	31
Transfers to performing book	(31)	-	(2)	-	-	(33)
Repayments	(451)	(782)	(212)	(10)	(1)	(1,456)
Amounts written-off	(137)	(375)	(62)	(51)	(2)	(627)

At 31 March 2013	2,453	6,027	11,821	429	26	20,756

Note:

(1)	Represents transfers to/from REIL from/to potential problem loans.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Other	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	21,262
Currency translation	-	2	-	(4)	124	20	142	(6)	-	136	266	402
Amounts written-off	(142)	(228)	(1)	(62)	(27)	(69)	(529)	-	-	(529)	(627)	(1,156)
Recoveries of amounts previously written-off	11	4	-	5	-	29	49	-	-	49	16	65
Charged to income statement	80	185	5	55	240	19	584	15	-	599	437	1,036
Unwind of discount (2)	(20)	(8)	(1)	(1)	(21)	-	(51)	-	-	(51)	(52)	(103)

At 31 March 2013	2,558	2,387	112	384	4,226	284	9,951	314	1	10,266	11,240	21,506

Individually assessed
- banks	-	-	-	7	-	-	7	111	-	118	1	119
- customers	-	986	99	259	1,322	57	2,723	196	1	2,920	9,860	12,780
Collectively assessed	2,382	1,105	-	-	2,328	122	5,937	-	-	5,937	713	6,650
Latent	176	296	13	118	576	105	1,284	7	-	1,291	666	1,957

	2,558	2,387	112	384	4,226	284	9,951	314	1	10,266	11,240	21,506

For the notes to this table refer to the following page.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	1,167	2,815	6,933	257	28	11,200
Currency translation	11	58	180	17	-	266
Amounts written-off	(137)	(375)	(62)	(51)	(2)	(627)
Recoveries of amounts previously written-off	3	2	-	10	1	16
Charged to income statement	72	85	242	39	(1)	437
Unwind of discount (2)	(4)	(12)	(36)	-	-	(52)

At 31 March 2013	1,112	2,573	7,257	272	26	11,240

Individually assessed
- banks	-	1	-	-	-	1
- customers	686	2,361	6,781	23	9	9,860
Collectively assessed	368	-	238	90	17	713
Latent	58	211	238	159	-	666

	1,112	2,573	7,257	272	26	11,240

Notes:

(1)	Retail & Commercial.
(2)	Recognised in interest income.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

Quarter ended 31 March 2013	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central items	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	113	5	53	89	(3)	257	17	-	274	372	646
Collectively assessed	94	73	-	-	182	40	389	-	-	389	52	441
Latent loss	(14)	(1)	-	2	(31)	(18)	(62)	(2)	-	(64)	13	(51)

Loans to customers	80	185	5	55	240	19	584	15	-	599	437	1,036
Securities	-	-	-	-	-	-	-	1	-	1	(4)	(3)

Charge to income statement	80	185	5	55	240	19	584	16	-	600	433	1,033

Quarter ended 31 December 2012

Individually assessed	-	164	15	86	61	(4)	322	16	1	339	479	818
Collectively assessed	114	72	-	(1)	195	60	440	-	-	440	65	505
Latent loss	(21)	(4)	1	(47)	62	(37)	(46)	(3)	-	(49)	129	80

Loans to customers	93	232	16	38	318	19	716	13	1	730	673	1,403
Loans to banks	-	-	-	(1)	-	-	(1)	-	-	(1)	-	(1)
Securities	-	2	-	-	-	4	6	9	7	22	30	52

Charge to income statement	93	234	16	37	318	23	721	22	8	751	703	1,454

Note:

(1)	Retail & Commercial.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis (continued)

Quarter ended 31 March 2013	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	61	84	229	(2)	-	372
Collectively assessed	11	-	9	32	-	52
Latent loss	-	-	4	9	-	13

Loans to customers	72	84	242	39	-	437
Securities	-	(4)	-	-	-	(4)

Charge to income statement	72	80	242	39	-	433

Quarter ended 31 December 2012

Individually assessed	40	207	226	5	1	479
Collectively assessed	16	-	17	32	-	65
Latent loss	-	1	121	7	-	129

Loans to customers	56	208	364	44	1	673
Securities	-	30	-	-	-	30

Charge to income statement	56	238	364	44	1	703

Note:

(1)	Retail & Commercial.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics(continued)

For a description of the Group's early problem debt identification and problem debt management refer to pages 172 to 180 of the Group's 2012 Annual Report and Accounts.

Wholesale renegotiations
The data presented below include loans where renegotiations were completed during the period. Thresholds for inclusion are set at divisional level and range from nil to £10 million. The vast majority of wholesale loan renegotiations take place within the Global Restructuring Group (GRG). Comparison and analysis of renegotiated loans may be skewed by the impact of individual material cases reaching legal completion during a given period, as well as being subject to seasonality.

	Quarter ended 31 March 2013			Year ended 31 December 2012
Sector	Performing £m	Non- performing £m	Provision coverage %	Performing £m	Non- performing £m	Provision coverage %

Property	507	216	18	1,954	3,288	18
Transport	52	100	18	832	99	23
Telecommunications, media and technology	16	27	-	237	341	46
Retail and leisure	64	40	-	487	111	34
Other	111	41	-	792	245	28

	750	424	14	4,302	4,084	22

Key points

●
Renegotiations completed in Q1 2013, were £1.2 billion (year ended 31 December 2012 - £8.4 billion). Renegotiations continue at a high level as difficult economic conditions persist in the UK and Ireland, particularly in the real estate markets, and the Group continues its active problem debt management.

●
Renegotiations are likely to remain significant: at 31 March 2013, loans totalling £13.8 billion (31 December 2012 - £13.7 billion) were in the process of being renegotiated but had not yet reached legal completion (they are not included in the table above). 62% of completed and 92% of "in progress" renegotiated cases in Q1 2013 were managed by GRG.

●
Renegotiated loans above may have been subject to one or more covenant waivers or modifications. In addition, loans totalling £0.7 billion were granted financial covenant concessions only during the period. These loans are not included in the table above.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics (continued)

Retail forbearance
The mortgage arrears information for retail accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 March 2013
UK Retail (1,2)	4,159	21	416	18	452	61	5,027	100	5.1
Ulster Bank (1,2)	950	104	528	58	545	205	2,023	367	10.3
RBS Citizens	-	-	183	22	181	14	364	36	1.6
Wealth	48	-	-	-	23	1	71	1	0.8

	5,157	125	1,127	98	1,201	281	7,485	504	5.0

31 December 2012

UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens	-	-	179	25	160	10	339	35	1.6
Wealth	38	-	-	-	7	-	45	-	0.5

	4,959	120	1,113	101	1,144	268	7,216	489	4.9

Notes:

(1)	Includes all forbearance arrangements whether relating to the customer's lifestyle changes or financial difficulty.
(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.

Key points

UK Retail

●
The UK Retail definition of forbearance is broad and includes mortgages where customers have made changes to contractual terms, including those where customers are up-to-date on payments and are not necessarily evidencing signs of financial stress. The reported figures above include stock dating back to 1 January 2008. The forbearance stock continues to grow, influenced by the fixed start date and the permanent nature of certain changes to contractual terms, for example, term extensions, historic interest only conversions and capitalisations.

●
At 31 March 2013, stock levels of £5.0 billion represented 5% of the total mortgage assets, a 4% increase in Q1 2013. The flow of new forbearance in the quarter (£463 million) was slightly lower than the average of the preceding four quarters (£498 million).

●
Approximately 83% of assets subject to forbearance were up-to-date with payments (compared with approximately 97% of the assets not subject to forbearance activity). The provision cover on assets subject to forbearance was around 4.5 times that on assets not subject to forbearance.

●
Of the total stock of assets subject to historic or current forbearance treatment, 44% were term extensions (31 December 2012 - 47%), 25% interest-only conversions (31 December 2012 - 25%) and 18% capitalisations of arrears (31 December 2012 - 19%). The stock of cases subject to interest-only conversions reflects legacy policy; conversions to interest-only loans are no longer permitted on residential mortgages.

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Retail forbearance (continued)

Key points

Ulster Bank

●
The Ulster Bank definition of forbearance is broad and includes mortgages where customers have made changes to contractual terms, including those where customers are up-to-date on payments and are not necessarily evidencing signs of financial stress. The reported figures include stock dating back to early 2009.

●
At 31 March 2013, 10.3% of total mortgage assets (£2.0 billion) were subject to a forbearance arrangement (31 December 2012 - 10.4%, £2.0 billion). The majority of these forbearance arrangements were in the performing book (73%) and not 90 days past due. The flow of new forbearance in the quarter (£609 million) was lower than the average of the preceding four quarters (£794 million).

●
The majority of the forbearance arrangements offered by Ulster Bank are currently short term, accounting for 83% of assets subject to forbearance at 31 March 2013. These are offered for periods of one to three years and are based on the customer's ability to pay. Additional treatment options recently developed by Ulster Bank will lead to a shift to more long term arrangements over time where customer circumstances require it.

●
Of these short term forbearance types, the largest category at 31 March 2013 was interest-only conversions, accounting for 43% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions: positive and negative amortisation agreements (27% and 8% of the total, respectively); and payment holidays (5%).

●	The provision cover on performing assets subject to forbearance was approximately eight times higher than that on performing assets not subject to forbearance.

Key loan portfolios
Commercial real estate
The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	31 March 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	22,300	3,904	26,204	22,504	4,091	26,595
Ulster Bank	3,620	746	4,366	3,575	729	4,304
US Retail & Commercial	3,964	3	3,967	3,857	3	3,860
International Banking	815	301	1,116	849	315	1,164
Markets	172	35	207	630	57	687

	30,871	4,989	35,860	31,415	5,195	36,610

Non-Core
UK Corporate	2,504	885	3,389	2,651	983	3,634
Ulster Bank	3,451	7,574	11,025	3,383	7,607	10,990
US Retail & Commercial	360	-	360	392	-	392
International Banking	9,709	122	9,831	11,260	154	11,414

	16,024	8,581	24,605	17,686	8,744	26,430

Total	46,895	13,570	60,465	49,101	13,939	63,040

For the notes to this table refer to the following page.

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Commercial real estate (continued)

By geography (1)	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
	£m	£m	£m	£m	£m	£m	£m

31 March 2013
UK (excluding NI) (2)	24,380	5,544	29,924	813	4,362	5,175	35,099
Ireland (ROI and NI) (2)	4,704	1,010	5,714	2,240	5,789	8,029	13,743
Western Europe (other)	5,797	364	6,161	24	42	66	6,227
US	3,779	994	4,773	-	4	4	4,777
RoW (2)	323	-	323	69	227	296	619

	38,983	7,912	46,895	3,146	10,424	13,570	60,465

31 December 2012

UK (excluding NI) (2)	25,864	5,567	31,431	839	4,777	5,616	37,047
Ireland (ROI and NI) (2)	4,651	989	5,640	2,234	5,712	7,946	13,586
Western Europe (other)	5,995	370	6,365	22	33	55	6,420
US	4,230	981	5,211	-	15	15	5,226
RoW (2)	454	-	454	65	242	307	761

	41,194	7,907	49,101	3,160	10,779	13,939	63,040

Notes:

(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 31 March 2013 (31 December 2012 - £1.4 billion), continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points

•
In line with Group strategy, the overall exposure to commercial real estate fell by 4% during the first quarter. Most of the decrease was in Non-Core and was the result of repayments, asset sales and write-offs. The Non-Core portfolio totalled £24.6 billion (41% of the portfolio) at 31 March 2013 (31 December 2012 - £26.4 billion or 42% of the portfolio).

•	The reduction in Markets was caused by a decrease in the inventory of US commercial real estate earmarked for securitisation, following successful issuances.

•
The average interest coverage ratios for UK Corporate (Core and Non-Core), International Banking (Non-Core) were 3.05x and 1.29x, respectively, at 31 March 2013 (31 December 2012 - 2.96x and 1.30x). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio (Core and Non-Core) was 1.45x at 31 March 2013 (31 December 2012 - 1.34x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Commercial real estate (continued)
Credit quality metrics relating to commercial real estate lending were as follows:

	Total		Non-Core
	31 March 2013	31 December 2012	31 March 2013	31 December 2012

Lending (gross)	£60.5bn	£63.0bn	£24.6bn	£26.4bn
Of which REIL	£21.4bn	£22.1bn	£16.5bn	£17.1bn
Provisions	£10.2bn	£10.1bn	£8.4bn	£8.3bn
REIL as a % of gross loans to customers	35.4%	35.1%	67.1%	64.8%
Provisions as a % of REIL	48%	46%	51%	49%

Note:

(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core) below.

Ulster Bank Group (Core and Non-Core)
The table below analyses the Ulster Bank Group's loans, REIL and impairments by sector.

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 March 2013
Core
Mortgages	19,672	3,432	1,659	17.4	48	8.4	90	5
Commercial real estate
- investment	3,620	1,543	649	42.6	42	17.9	46	-
- development	746	384	213	51.5	55	28.6	14	-
Other corporate	7,792	2,384	1,499	30.6	63	19.2	75	8
Other lending	1,270	209	206	16.5	99	16.2	15	14

	33,100	7,952	4,226	24.0	53	12.8	240	27

Non-Core
Commercial real estate
- investment	3,451	3,039	1,489	88.1	49	43.1	47	10
- development	7,574	7,437	4,918	98.2	66	64.9	155	46
Other corporate	1,621	1,259	777	77.7	62	47.9	38	1

	12,646	11,735	7,184	92.8	61	56.8	240	57

Ulster Bank Group
Mortgages	19,672	3,432	1,659	17.4	48	8.4	90	5
Commercial real estate
- investment	7,071	4,582	2,138	64.8	47	30.2	93	10
- development	8,320	7,821	5,131	94.0	66	61.7	169	46
Other corporate	9,413	3,643	2,276	38.7	62	24.2	113	9
Other lending	1,270	209	206	16.5	99	16.2	15	14

	45,746	19,687	11,410	43.0	58	24.9	480	84

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	135	13
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	52	-
- development	729	369	197	50.6	53	27.0	17	-
Other corporate	7,772	2,259	1,394	29.1	62	17.9	97	7
Other lending	1,414	207	201	14.6	97	14.2	17	8

	32,652	7,533	3,910	23.1	52	12.0	318	28

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	91	12
- development	7,607	7,286	4,720	95.8	65	62.0	256	30
Other corporate	1,570	1,230	711	78.3	58	45.3	16	16

	12,560	11,316	6,864	90.1	61	54.6	363	58

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	135	13
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	143	12
- development	8,336	7,655	4,917	91.8	64	59.0	273	30
Other corporate	9,342	3,489	2,105	37.3	60	22.5	113	23
Other lending	1,414	207	201	14.6	97	14.2	17	8

	45,212	18,849	10,774	41.7	57	23.8	681	86

Key points

•
At 31 March 2013, Ulster Bank Group accounted for 10% of the Group's total gross loans to customers (31 December 2012 - 10%) and 8% of the Group's Core gross loans to customers (31 December 2012 - 8%). Ulster Bank's financial performance continues to be influenced by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, all continue to depress the property market and domestic spending. However, there has been some modest improvement in the outlook with key economic indicators such as tax revenue, house price indices and GDP growth forecast stabilising.

•
The impairment charge of £480 million for Q1 2013 (Q4 2012 - £681 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to deteriorating security values.

•
Provisions as a percentage of REIL increased marginally from 57% at the year end, to 58% in Q1 2013, principally as a result of the deterioration in the value of the commercial real estate development portfolio. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, reflecting limited liquidity in Irish commercial and development property.

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

Key points (continued)

•	The Core impairment charge for Q1 2013 was £240 million (Q4 2012 - £318 million) with a quarterly decrease driven by lower defaults on mortgage and other corporate portfolios.

•
The Non-Core impairment charge for Q1 2013 was £240 million, a decrease of £123 million from Q4 2012. The commercial real estate sector accounted for £202 million (84%) of the total Non-Core Q1 2013 impairment charge.

Debt securities: AFS reserves by issuer
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	31 March 2013				31 December 2012
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	8,273	19,097	13,313	40,683	9,774	19,046	16,155	44,975
Banks	583	106	6,435	7,124	1,085	357	7,419	8,861
Other financial institutions	2,601	9,399	9,518	21,518	2,861	10,613	10,416	23,890
Corporate	27	12	176	215	1,318	719	1,130	3,167

Total	11,484	28,614	29,442	69,540	15,038	30,735	35,120	80,893

Of which ABS	2,942	13,762	12,713	29,417	3,558	14,209	12,976	30,743

AFS reserves (gross)	618	629	(849)	398	667	763	(1,277)	153

Notes:

(1)	Includes eurozone countries as detailed on the following page.
(2)	Includes central and local government.

Appendix 3 Risk management supplement (continued)

Country risk: Overview
Countries shown on page 96 are those in which the Group's balance sheet exposure to counterparties incorporated within them exceeded £1 billion and which had external ratings of A+ or below from Standard and Poor's, Moody's or Fitch at 31 March 2013. Selected eurozone countries are also included. The numbers are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included. For a description of the governance, monitoring and management of the Group's country risk framework and definitions, refer to pages 254 and 255 of the Group's 2012 Annual Report and Accounts.

Key points

•
At 31 March 2013, sterling had depreciated 6.2% against the US dollar and 3.6% against the euro, compared with 31 December 2012. This resulted in exposures denominated in these currencies (and in other currencies linked to the same) increasing in sterling terms.

•
Balance sheet and off-balance sheet exposures to many countries shown in the table on page 96 continued to decline during Q1 2013, as the Group maintained a cautious stance and many clients reduced debt levels. In Ireland and a few Asian countries, exposure increased, largely owing to exchange rate movements. Reductions were seen notably in derivatives and repos. Non-Core lending exposure declined further in most countries as the Group continued to execute its disposal strategy.

•
Most of the Group's country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates), Markets (mostly derivatives and repos with financial institutions, and HFT debt securities), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (cash balances at central banks and AFS debt securities including Spanish covered bonds).

•
Eurozone - Balance sheet exposure declined with reductions in most countries. This reflected a drop in liquidity held with the Bundesbank, lending write-offs, active exposure management and debt reduction efforts by bank clients.

•	Eurozone periphery - Balance sheet exposure was broadly stable, but with an increase in Ireland reflecting exchange rate movements offset by reductions in Italy and Portugal.

	○	Ireland - Lending and off-balance sheet exposure increased by £0.8 billion and £0.2 billion, respectively, but declined on a constant currency basis. Repo exposure to banks declined by £0.4 billion.
○
Spain - Lending exposure decreased primarily in the telecommunications and commercial real estate sectors. The fair value of AFS debt securities increased by £0.5 billion due to favourable market sentiment for Spanish bonds.

	○	Italy - AFS debt securities decreased by £0.3 billion due to redemptions.
	○	Portugal - Modest further reductions took place in lending exposure to the commercial real estate sector, off-balance sheet exposure to the oil and gas sector and derivatives exposure to banks.
	○	Greece - Derivatives exposure to banks and off-balance sheet exposure increased slightly because of exchange rate movements.
○
Cyprus - Balance sheet exposure to Cyprus amounted to £0.3 billion at 31 March 2013, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus but with assets and cash flows largely elsewhere.

Appendix 3 Risk management supplement (continued)

Country risk: Overview (continued)

Key points (continued)

•
Germany - The Group holds significant short-term surplus liquidity with the central bank because of credit risk and capital considerations, and limited alternative investment opportunities. This exposure also fluctuates as part of the Group's asset and liability management. German AFS bond positions in Group Treasury decreased by £2.1 billion in line with internal liquidity management strategies. Net HFT positions in German bonds in Markets increased by £1.2 billion during Q1 2013, driven by market opportunities.

•	France - During Q1 2013, the Group reduced its holdings in bonds, both AFS in Group Treasury and HFT in Markets. Derivatives exposure, mostly to banks, decreased by £1.2 billion.

•
Japan - Exposure decreased by £4.0 billion in Q1 2013, reflecting sales and maturities of debt securities of £3.2 billion, mostly in the HFT portfolio. Derivatives exposure to banks and deposits with the central bank also fell.

•	India - Lending exposure to corporates increased by £0.5 billion, largely reflecting higher lending to the oil and gas sector.

Redenomination risk

•
The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. The estimated funding mismatch at risk of redenomination was £8.5 billion (31 December 2012 - £9.0 billion) for Ireland, £4.0 billion (31 December 2012 - £4.5 billion) for Spain, and £1.0 billion (31 December 2012 - £1.0 billion) for Italy at 31 March 2013. These numbers can fluctuate owing to volatility in trading book positions and changes in bond prices. The net positions for Greece, Portugal and Cyprus were all minimal. For more information on redenomination risk considerations, refer to page 254 of the Group's 2012 Annual Report and Accounts.

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	44	-	-	138	(17)	96	46	188	33	-	265	2	38	-
Central bank	44	-	-	-	-	-	-	-	-	-	44	-	-	-
Other banks	99	-	-	184	(3)	18	3	199	692	90	1,080	-	15,238	3,836
Other FI	522	-	-	99	-	175	2	272	546	89	1,429	705	1,259	3,081
Corporate	18,235	11,449	6,721	-	-	201	3	198	356	-	18,789	1,900	378	169
Personal	18,393	3,538	1,799	-	-	-	-	-	1	-	18,394	528	1	-

	37,337	14,987	8,520	421	(20)	490	54	857	1,628	179	40,001	3,135	16,914	7,086

31 December 2012

Government	42	-	-	127	(23)	79	56	150	2	-	194	2	6	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	-	-
Other banks	98	-	-	191	(6)	18	1	208	695	476	1,477	-	15,258	3,547
Other FI	532	-	-	46	-	325	2	369	583	103	1,587	601	1,365	4,121
Corporate	17,921	11,058	6,226	60	-	-	-	60	411	-	18,392	1,840	436	326
Personal	17,893	3,286	1,686	-	-	-	-	-	1	-	17,894	515	1	-

	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	17,066	7,994

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,632	2,615	48	(48)	2,486	2,525	72	(71)
Other banks	30	18	5	(5)	43	32	1	(2)
Other FI	451	385	3	(16)	759	677	21	(33)
Corporate	218	154	(14)	14	236	165	(17)	17

	3,331	3,172	42	(55)	3,524	3,399	77	(89)

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	41	(8)	573	391	223	4	-	227	15	35	-
Central bank	8	-	-	-	-	-	-	-	-	-	8	-	-	-
Other banks	49	-	-	3,475	(423)	73	100	3,448	1,120	-	4,617	44	4,877	2,279
Other FI	54	-	-	1,837	(416)	61	16	1,882	28	-	1,964	144	51	-
Corporate	4,202	689	348	-	-	38	40	(2)	430	-	4,630	1,594	455	-
Personal	347	55	23	-	-	-	-	-	-	-	347	57	-	-

	4,660	744	371	5,353	(847)	745	547	5,551	1,582	-	11,793	1,854	5,418	2,279

31 December 2012

Government	-	-	-	37	(10)	786	403	420	18	-	438	14	56	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	-	-
Other banks	1	-	-	3,169	(634)	100	76	3,193	1,254	-	4,448	42	5,116	610
Other FI	59	-	-	1,661	(540)	96	18	1,739	26	-	1,824	139	50	-
Corporate	4,260	601	246	4	-	36	18	22	456	-	4,738	1,373	472	-
Personal	340	61	27	-	-	-	-	-	-	-	340	56	-	-

	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	-	11,794	1,624	5,694	610

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,934	5,923	358	(361)	5,934	5,905	361	(359)
Other banks	1,514	1,560	50	(45)	1,583	1,609	34	(30)
Other FI	1,267	1,123	55	(37)	1,209	1,061	47	(28)
Corporate	2,247	1,967	21	(16)	2,263	2,011	7	(4)

	10,962	10,573	484	(459)	10,989	10,586	449	(421)

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	10	-	-	417	(76)	2,365	1,671	1,111	79	-	1,200	-	130	-
Central bank	22	-	-	-	-	-	-	-	-	-	22	-	-	-
Other banks	145	-	-	-	-	11	53	(42)	1,509	-	1,612	37	8,431	2
Other FI	103	-	-	200	(1)	54	17	237	120	-	460	679	120	-
Corporate	1,425	57	16	34	-	54	66	22	582	-	2,029	1,812	865	86
Personal	24	-	-	-	-	-	-	-	-	-	24	12	-	-

	1,729	57	16	651	(77)	2,484	1,807	1,328	2,290	-	5,347	2,540	9,546	88

31 December 2012

Government	9	-	-	408	(81)	2,781	2,224	965	80	-	1,054	-	131	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	-	-
Other banks	200	-	-	125	(8)	42	54	113	1,454	-	1,767	33	8,428	3
Other FI	218	-	-	357	(1)	23	1	379	99	-	696	671	100	-
Corporate	1,392	34	5	87	2	85	22	150	664	-	2,206	1,900	938	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	-	-

	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	-	5,767	2,616	9,597	3

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	14,255	14,144	846	(885)	13,181	13,034	717	(754)
Other banks	3,202	3,327	272	(244)	3,537	3,488	163	(139)
Other FI	581	573	24	(21)	616	607	8	(5)
Corporate	2,643	2,251	61	(51)	2,580	2,295	28	(20)

	20,681	20,295	1,203	(1,201)	19,914	19,424	916	(918)

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	78	(16)	58	17	119	16	-	135	-	16	-
Other banks	1	-	-	72	(9)	1	2	71	350	-	422	-	456	695
Other FI	-	-	-	1	-	24	13	12	41	-	53	-	41	-
Corporate	257	161	98	42	-	11	9	44	79	-	380	226	79	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	-	-

	265	161	98	193	(25)	94	41	246	486	-	997	234	592	695

31 December 2012

Government	-	-	-	72	(18)	28	15	85	17	-	102	-	17	-
Other banks	-	-	-	66	(12)	5	-	71	380	-	451	-	481	26
Other FI	-	-	-	1	-	21	11	11	38	-	49	3	38	-
Corporate	336	253	188	41	-	7	-	48	79	-	463	247	82	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	-	-

	343	253	188	180	(30)	61	26	215	514	-	1,072	258	618	26

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,486	3,435	287	(264)	3,182	3,134	302	(275)
Other banks	786	772	40	(39)	856	863	31	(30)
Other FI	8	5	-	(1)	8	5	-	(1)
Corporate	592	510	4	(7)	426	353	3	(7)

	4,872	4,722	331	(311)	4,472	4,355	336	(313)

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	8	8	-	17	-	17	-	156	-
Other banks	1	-	-	-	-	-	-	-	313	-	314	-	413	-
Other FI	1	-	-	-	-	-	-	-	-	-	1	-	-	-
Corporate	181	31	21	-	-	-	-	-	42	-	223	25	42	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	-	-

	197	31	21	-	-	8	8	-	372	-	569	34	611	-

31 December 2012

Government	-	-	-	-	-	9	-	9	17	-	26	-	151	-
Central bank	7	-	-	-	-	-	-	-	-	-	7	-	-	-
Other banks	-	-	-	-	-	-	-	-	299	-	299	-	411	-
Other FI	1	-	-	-	-	-	8	(8)	-	-	(7)	-	-	-
Corporate	179	38	38	-	-	-	-	-	44	-	223	18	61	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	-	-

	201	38	38	-	-	9	8	1	360	-	562	27	623	-

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	4	4	1	(1)	4	4	1	(1)
Corporate	271	274	23	(24)	319	317	31	(33)

	275	278	24	(25)	323	321	32	(34)

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	1	-	1	-	-	1	-	-	-
Other banks	-	-	-	-	-	-	-	-	10	-	10	-	11	-
Other FI	-	-	-	-	-	-	-	-	-	-	-	1	13	14
Corporate	289	168	56	-	-	-	1	(1)	24	-	312	29	24	-
Personal	14	-	-	-	-	-	-	-	-	-	14	11	-	-

	303	168	56	-	-	1	1	-	34	-	337	41	48	14

31 December 2012

Government	-	-	-	-	-	3	-	3	-	-	3	-	-	-
Other banks	-	-	-	-	-	-	-	-	11	-	11	-	12	-
Other FI	2	-	-	-	-	1	-	1	-	-	3	-	4	15
Corporate	274	162	54	-	-	-	-	-	24	-	298	36	38	-
Personal	15	-	-	-	-	-	-	-	-	-	15	11	-	-

	291	162	54	-	-	4	-	4	35	-	330	47	54	15

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary